SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 February 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Holding(s) in Company dated 21 February 2024

Exhibit No: 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BHJYC057

Issuer Name

INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Boron Investments B.V.

City of registered office (if applicable)

Zeist

Country of registered office (if applicable)

Netherlands

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

01-Feb-2024

6. Date on which Issuer notified

02-Feb-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.010600	0.000000	5.010600	8280000
Position of previous notification (if applicable)	4.051902	0.000000	4.051902

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	8280000		5.010600
Sub Total 8.A	8280000		5.010600%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Stichting Administratiekantoor Boron	Boron Holding N.V.	5.010600	0.000000	5.010600%
Boron Holding N.V.	Stoetwegen Holdings N.V.	5.010600	0.000000	5.010600%
Stoetwegen Holdings N.V.	Boron Holding B.V.	5.010600	0.000000	5.010600%
Boron Holding B.V.	Boron Investments B.V.	5.010600	0.000000	5.010600%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Stichting Administratiekantoor Boron is controlled by 5 board members and therefore has no ultimate controlling person. This submission is made by Boron Investments B.V on behalf of itself and each of the following group entities: (i) Stichting Administratiekantoor Boron; (ii) Boron Holding N.V; (iii) Stoetwegen Holdings N.V.; and (iv) Boron Holding B.V.

12. Date of Completion

02-Feb-2024

13. Place Of Completion

Zeist, The Netherlands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	21 February 2024